

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2021

David Lazar
Chief Executive Officer
Adorbs Inc.
234 E. Beech St.
Long Beach, New York 11561

   Re: Adorbs Inc.
   Form 10-K for the Fiscal Year Ended December 31, 2020
   Filed February 10, 2021
   File No. 000-56213

Dear Mr. Lazar:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Sincerely,

   Division of Corporation Finance
   Office of Manufacturing